                                                      --------------------------
                                                             OMB APPROVAL
                                                      --------------------------
                                                      OMB Number: 3235-0145
                                                      Expires: December 31, 1997
                                                      Estimated average burden
                                                      hours per response...14.90

                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No.       )*
                                         ------

                                 FEMRX, INC.
                     ----------------------------------
                              (Name of Issuer)

                       COMMON STOCK, $.001 PAR VALUE
                     ----------------------------------
                       (Title of Class of Securities)

                                314463 10 0
                     ----------------------------------
                              (CUSIP Number)

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))


                              Page 1 of  5  Pages
                                        ---

CUSIP No. 314463 10 0                  13G                Page  2  of  5  Pages
          -----------                                          ---    ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Kresch Medical Research, LLC
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     California, United States
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting Power
 Beneficially                     457,501(1)
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With                      -0-
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  457,501(1)
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  -0-
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     457,501(1)
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*
     N/A
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     5.2%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*
     00 - Limited Liability Company
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


                              Page 2 of  5  Pages

ITEM 1.

    (a)  Name of Issuer: FEMRX, INC.

    (b)  Address of Issuer's Principal Executive Offices:

              1221 INNSBRUCK DRIVE
              SUNNYVALE, CA 94089

ITEM 2.

    (a)  Name of Person Filing: KRESCH MEDICAL RESEARCH, LLC

    (b)  Address of Principal Business Office or, if None, Residence:

              780 WELCH ROAD, SUITE 206
              PALO ALTO, CA 94304-1518

    (c)  Citizenship: CALIFORNIA, UNITED STATES

    (d)  Title of Class of Securities: COMMON STOCK

    (e)  CUSIP Number: 314463 10 0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b),OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

    (a)  / /  Broker of dealer registered under Section 15 of the Act,

    (b)  / /  Bank as defined in Section 3(a)(6) of the Act,

    (c)  / /  Insurance Company as defined in Section 3(a)(19) of the Act,

    (d) / / Investment Company registered under Section 8 of the Investment Company Act,

    (e) / / Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

    (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; SEE 13d-1(b)(1)(ii)(F),

    (g) / / Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); SEE Item 7,

    (h)  / /  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

         NOT APPLICABLE.

ITEM 4.  OWNERSHIP

    If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

    (a)  Amount Beneficially Owned:  457,501(1)


                              Page 3 of  5  Pages

    (b)  Percent of Class: 5.2%

    (c)  Number of shares as to which such person has:

         (i)   sole power to vote or to direct the vote: 457,501(1)
        (ii)   shared power to vote or to direct the vote: -0-
       (iii)   sole power to dispose or to direct the disposition of 457,501(1)
        (iv)   shared power to dispose or to direct the disposition of: -0-


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS


              NOT APPLICABLE.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

              NOT APPLICABLE.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

              NOT APPLICABLE.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

              NOT APPLICABLE.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

              NOT APPLICABLE.


                              Page 4 of  5  Pages

ITEM 10. CERTIFICATION

              NOT APPLICABLE.



                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             February 12, 1997
                             --------------------------------------------------
                             Date


                             /s/ Arnold J. Kresch
                             --------------------------------------------------
                             Arnold J. Kresch, M.D.
                             Owner



(1) Includes 9,375 shares issuable pursuant to options exercisable within 60 days of December 31, 1996.


                              Page 5 of 5 Pages